February 22, 2010



Ms. Tamara Tangen
United States Security and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Tangen:

I am in receipt of your letter dated February 12, 2010. Unfortunately, the letter was faxed to our sales department and was not forwarded to either John Freeman or myself until February 19, 2010. I am requesting an extra 5 business days to provide the SEC with a response. We will respond on or before March 5, 2010.

Regards,

/s/ Mark Maddocks
______________________________
Mark Maddocks
Chief Financial Officer
Dataram Corporation


Phone: 609-799-0071 ext. 2430
Fax: 609-936-1689
Email: mmaddocks@dataram.com